DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 12:13:56 30 May 2024

RNS Number : 4955Q
Unilever PLC
30 May 2024

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Nitin Paranjpe
2	**Reason for the notification**	
a)	Position/status	Chief People and Transformation Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Transfer of 63,956 PLC shares and 79,134 PLC EUR shares between accounts
c)	Currency	GBP - British Pounds and EUR - Euro
d)	Price(s) and volume(s)	Price(s): £00.00 – Volume(s): 63,956 Price(s): €00.00 – Volume(s): 79,134
e)	Aggregated information - Volume - Total	 63,956 / 79,134 £00.00 / €00.00
f)	Date of the transaction	2024/05/29
g)	Place of the transaction	Outside a trading venue

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